# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENCO SHIPPING & TRADING LTD, CIK 0001326200
CUSIP: Y2685T131
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-947-0100

## Reporting persons
- DIANA SHIPPING INC. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 6,413,151; shared voting power 0; sole dispositive power 6,413,151; shared dispositive power 0; aggregate amount beneficially owned 6,413,151 (14.8% of the class)
  Comment: Calculated based on 43,317,810 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of February 18, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: GENCO SHIPPING & TRADING LTD
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Comment: This Amendment No. 7 (this "Amendment") amends and supplements, to the extent set forth herein, the statement on Schedule 13D originally filed by Diana Shipping Inc. ("Diana" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on July 17, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on July 31, 2025 ("Amendment No. 1"), Amendment No. 2 thereto filed on September 30, 2025 ("Amendment No. 2"), Amendment No. 3 thereto filed on November 24, 2025 ("Amendment No. 3"), Amendment No. 4 thereto filed on January 13, 2026 ("Amendment No. 4"), Amendment No. 5 thereto filed on January 16, 2026 ("Amendment No. 5"), and Amendment No. 6 thereto filed on March 10, 2026 ("Amendment No. 6", and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and this Amendment, the "Current Schedule 13D"). Except as expressly provided herein, this Amendment does not modify the information previously reported on the Current Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to them in the Current Schedule 13D. This Amendment relates to the shares of common stock (the "Shares"), par value $0.01 per share, of Genco Shipping & Trading Limited, a Marshall Islands corporation (the "Issuer").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Current Schedule 13D is hereby amended and supplemented to add the following:

As previously disclosed in Amendment No. 6, on March 6, 2026, the Reporting Person submitted an updated non-binding proposal (the "Revised Proposal") to the Issuer's Board of Directors to acquire all of the issued and outstanding Shares not already owned by the Reporting Person for cash consideration of US$23.50 per share (the "Proposed Transaction"). On March 19, 2026, the Issuer issued a press release stating that its Board of Directors had rejected the Revised Proposal. On March 20, 2026, the Reporting Person issued a press release responding to the Issuer's rejection of the Revised Proposal and indicating that the Reporting Person would proceed with its effort to elect the Nominees (as defined below) to the Issuer's Board of Directors. A copy of the Reporting Person's press release is attached as Exhibit M to this Amendment and is incorporated herein by reference.

As previously disclosed in Amendment No. 5, on January 16, 2026, the Reporting Person delivered a notice to the Issuer to (1) submit, at the Issuer's upcoming 2026 Annual Meeting of Shareholders (the "Annual Meeting"), proposals to repeal prospective amendments to the Issuer's By-Laws and to conduct a process to explore strategic alternatives for the Issuer in order to maximize shareholder value and (2) to nominate a slate of six highly-qualified director candidates (the "Nominees") for election to the Issuer's Board of Directors at the Annual Meeting. On March 23, 2026, the Reporting Person filed a preliminary proxy statement and accompanying GOLD proxy card with the SEC for the solicitation of proxies from shareholders of the Issuer in favor of the adoption of the foregoing proposals and the election of the Nominees at the Annual Meeting.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The description set forth in Item 4 of this Amendment is incorporated herein by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit M: Press Release, dated March 20, 2026, issued by the Reporting Person (incorporated by reference to the Schedule 14A filed by the Reporting Person with the SEC on Form DFAN14A on March 20, 2026).

## Signatures
- DIANA SHIPPING INC.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (03/23/2026)